06006349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2006 WASH., D.C. 152

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Cowen & Co., LLC** Cowen & Co LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. James Simmons **646-562-1803**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

CHECK ONE:
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/29/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Conner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Cowen & Co., LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 10/31/06

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- ☐ (g) Computation of Net Capital Under SEC Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of SG Cowen & Co., LLC

We have audited the accompanying statement of financial condition of SG Cowen & Co., LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Cowen & Co., LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 24, 2006

SG Cowen & Co., LLC

Statement of Financial Condition

December 31, 2005

(In thousands)

Assets	
Cash	$ 2,150
Cash segregated under Federal and other regulations	1,107
Securities owned, at fair value	220,086
Securities purchased under agreements to resell	410,981
Receivable from brokers, dealers and clearing broker	25,849
Insurance claims receivable	5,316
Corporate finance and syndicate receivables	16,120
Due from affiliates	568
Exchange memberships, at cost (fair value $26,770)	8,167
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation of $3,632)	3,202
Goodwill	50,000
Other assets	41,735
Total assets	$ 785,281
Liabilities and member's equity	
Liabilities:	
Bank overdrafts	$ 1,581
Securities sold, not yet purchased, at fair value	143,223
Payable to brokers, dealers and clearing broker	15,376
Employee compensation and benefits payable	153,592
Legal reserves and legal expense payable	78,732
Accounts payable, accrued expenses and other liabilities	16,220
Total liabilities	408,724
Member's equity	376,557
Total liabilities and member's equity	$ 785,281

The accompanying notes are an integral part of this Statement of Financial Condition.

1. Organization

SG Cowen & Co., LLC (the "Company"), a Delaware single member limited liability corporation, is a wholly-owned subsidiary of SG Americas Securities Holdings, Inc. ("SGASH" or the "Member"), a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), a wholly-owned subsidiary of Société Générale ("SG"). SG is a large diversified financial institution based in Paris, France.

The Company is a registered broker dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange, Inc. and other principal exchanges.

The Company was initially established in July 1998 when SG acquired certain assets of Cowen & Co. SG integrated the Cowen & Co. assets into its own U.S. broker dealer, and renamed the entity SG Cowen Securities Corporation. On April 23, 2004, SG reorganized SG Cowen Securities Corporation into two separate single member limited liability broker dealers: the Company (renamed SG Cowen & Co., LLC) and SG Americas Securities, LLC ("SGAS", an affiliated sister company). The purpose for splitting the activities was primarily strategic, in that it facilitated the functional business reporting lines along SG Group's international strategic endeavors. The Company realigned its investment banking platforms and its respective products and services and thus provides a greater degree of operational clarity, flexibility and strategic empowerment for the discrete investment banking businesses. The Company is a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of health care, technology, consumer, aerospace and defense and media and communications. The Company clears its securities transactions on a fully disclosed basis through its clearing broker SGAS and does not carry customer funds or securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions and commission income and related brokerage and clearing expenses related to customer transactions are recorded on a trade date basis.

Valuation of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Securities owned and securities sold, not yet purchased and derivative financial instruments including futures, options and warrant positions are stated at fair value. Financial instruments carried at contract amounts include receivable from brokers, dealers and clearing broker, payable to brokers, dealers and clearing broker, securities purchased under agreements to resell and corporate finance and syndicate receivables.

Fair value is generally based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are non-marketable securities and, therefore, do not have readily determinable fair values, the Company estimates the fair value of these instruments using available information that management deems most relevant and various pricing models. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments. For example, non-marketable warrant positions are valued to the extent publicly available information related to the underlying asset is available.

Secured Financing Transactions

Securities purchased under agreements to resell generally are collateralized by U.S. government and agency obligations, are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession or control of securities purchased

2. Summary of Significant Accounting Policies (continued)

under agreements to resell. The Company requires the fair value of the collateral to be equal or in excess of the principal amount loaned under the resale agreement. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Goodwill and Other Intangible Assets

Goodwill stems from SG's acquisition of the Company in 1998 and represents the excess cost of the business acquisition over the fair value of the net assets acquired at that time, reduced for impairment. Intangible assets consist principally of exchange membership contracts which are considered to have an indefinite life based upon the assumption that there is no foreseeable limit on the contract period to conduct business on the exchanges and the likelihood of continued renewal of the contracts at little or no cost.

The Company evaluates goodwill and intangible assets annually or more frequently if events or circumstances indicate a possible impairment. For goodwill impairment tests, the asset's fair value is based on factors such as projected cash flows and revenue multiples and selling prices. For intangible assets with indefinite lives, fair value is determined based on the market value of the exchange memberships. Goodwill impairment is recognized if its carrying value exceeds its implied fair value as determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." An intangible asset is considered impaired if its carrying value is higher than its fair value and the difference is considered to be other than temporary.

Goodwill impairment tests are subject to significant judgment in determining the estimation of future cash flows, discount rates and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value and impairment of goodwill.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease which range from one to eight years.

2. Summary of Significant Accounting Policies (continued)

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

The Company is a single member limited liability company, which has elected to be disregarded for federal, state and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of its Member's tax filings.

Accounting Developments

In December 2004, the FASB issued revised SFAS No. 123(R) ("FAS 123(R)"), *Share-Based Payment.* FAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in the Statement of Financial Condition. The compensation cost is measured based on the fair value of the equity or liability instrument issued. The revised statement eliminated the previously available alternative to account for share-based payments in accordance with APB 25, which measured the compensation cost at its intrinsic value. FAS 123(R) is effective for the first interim or annual period that begins after June 15, 2005. Historically, the Company elected to apply APB 25 for all stock-based compensation.

In May 2005, the FASB adopted SFAS No. 154 ("FAS 154"), *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20, *Accounting Changes* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*. In addition to new disclosure requirements, FAS 154 requires, unless considered impracticable, the use of the "retrospective" method for reporting voluntary changes in accounting principle, changes mandated by accounting pronouncements that do not specify transition provisions, and changes in the reporting entity. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. In adopting FAS 123(R), the Company does not anticipate making changes in valuations methods that would be required to be disclosed under FAS 154. The Company does not expect that the adoption of FAS 154 will have a material impact on the Company's Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

EITF Issue No. 04-5 ("EITF 04-05"), *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,* has two effective dates. For general partners of all new limited partnerships formed and for existing limited partnerships, for which the partnership agreements are modified, EITF 04-05 is effective after June 29, 2005. For general partners in all other limited partnerships, it is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. Two transition methods are available. EITF 04-05 provides guidance for assessing when a general partner controls, and therefore should consolidate, a limited partnership or similar entity when the limited partners have certain rights. The Company has evaluated the impact of this guidance and does not believe that the adoption of EITF 04-05 will result in the Company having to consolidate any limited partnerships that would otherwise not be consolidated absent EITF 04-05.

FSP FAS 115-1 and FAS 124-1 ("FSP 115-1 / 124-1"), *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,* was finalized November 3, 2005 and should be applied to reporting periods beginning after December 15, 2005. Earlier application is permitted. FSP 115-1 / 124-1 nullifies certain requirements of Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* and supersedes *EITF Abstracts,* Topic No. D-44, *Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value.* FSP 115-1 / 124-1 provides guidance on determining whether an investment is impaired, whether impairment is temporary or other than temporary, measurement of the impairment loss, accounting subsequent to an impairment write-down, and disclosures about unrecognized losses. The Company is evaluating the impact of this guidance and does not believe that the adoption of FSP 115-1 and FAS 124-1 will have a material impact on the Company's Statement of Financial Condition.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2005 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Cash	$ 303
Securities purchased under agreements to resell	410,981
Receivable from brokers, dealers and clearing broker	13,847
Due from affiliates	568
Other assets	1,629
Liabilities	
Payable to brokers, dealers and clearing broker	$ 9,010
Accounts payable, accrued expenses and other liabilities	6,475

The Company's excess cash is invested in securities purchased under agreements to resell arrangements ("reverse repos") with the New York branch of SG ("SGNY"). These reverse repos are collateralized by U.S. government and agency obligations and are monitored daily for credit exposure.

4. Exchange Memberships

Exchange memberships provide the Company with the right to do business on the exchanges of which it is a member.

On October 18, 2005, as a result of the demutualization of the Chicago Board of Trade ("CBOT"), the Company exchanged its seats at the CBOT for Class A common shares and Class B membership shares of the restructured CBOT. The shares of the restructured CBOT were recognized at fair value at the date of exchange. The Class A and B shares of the restructured CBOT are included in Securities owned and Exchange memberships, respectively, in the Statement of Financial Condition.

5. Goodwill

The Company has $50 million of remaining goodwill recorded on the Statement of Financial Condition that stems from SG's acquisition of the Company in 1998. Goodwill is reviewed for possible impairment at least annually, consistent with valuation methodologies prescribed under SFAS No. 142, "Goodwill and Other Intangible Assets".

Goodwill is considered impaired if the carrying amount exceeds fair value. The Company's fair value assessment takes into consideration, among other things, the trading multiples of comparable exchange listed corporations and the net present value of projected cash flows.

Based on the results of its assessment, the Company believes there was no impairment during the year ended December 31, 2005.

6. 401(k) Savings Plan and Deferred Compensation

The Company sponsors the SG Cowen 401(k) Savings Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution as defined by the Plan.

The Company has a deferred compensation liability of approximately $44.8 million included in Employee compensation and benefits payable on the Statement of Financial Condition. The liabilities related to this deferred compensation plan are joint and several with SG. The Company had previously sponsored a voluntary deferred compensation plan for eligible employees. Contributions were made on a tax deferred basis. The employee deferrals were charged to expense in the year of the award. Participants are allowed to invest in alternative investment funds and the value of the deferred compensation liability may fluctuate based on the change in value of the indexed funds. Increases or decreases in deferred compensation liabilities are reflected in member's equity. Effective, January 1, 2004, the plan has been closed to new participants and further contributions by current participants.

The Company requires selected employees to defer a portion of their performance related compensation. Participants are allowed to invest in alternative investment vehicles which vest over three years. Similar to the voluntary deferred compensation plans, the value of the vested deferred amounts may change in value based on the performance of the indexed funds. Expenses related to this plan are generally recognized ratably over the vesting period.

6. 401(k) Savings Plan and Deferred Compensation (continued)

The Company has recorded a liability of approximately $10.0 million included in Employee compensation and benefits payable on the Statement of Financial Condition, which represents the amount vested through December 31, 2005.

The Company's employees participate in SG's various stock incentive plans. The Company accounts for SG's stock based compensation plans in accordance with the intrinsic value method prescribed under APB Opinion 25, "Accounting for Stock Issued to Employees".

SG has provided certain employees of the Company with options to purchase shares of SG stock. Such options have been granted to employees of the Company with exercise prices equal to the average of the opening trading price of SG shares on the Euronext Paris SA exchange during the 20 trading days prior to the date of grant. Generally, the options become exercisable upon the completion of a three year vesting period and expire seven years from the date of grant.

Certain eligible employees participate in a SG profit sharing plan. The Company's allocation of these compensation charges are reflected in member's equity.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
Corporate debt securities	$ 155,465	$ 56,427
Equity securities	31,168	86,796
Money market funds	19,660	–
Mutual funds	12,160	–
Other	1,633	–
	$ 220,086	$ 143,223

Included in corporate debt securities are non-marketable securities totaling approximately $23.9 million, which consist of securities that have not been registered under the Securities Act of 1933, and are being offered only to qualified institutional buyers under Rule 144A.

7. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the Statement of Financial Condition. However, these transactions result in off-balance sheet risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

Substantially all securities owned are pledged to the clearing broker under terms which permit the clearing broker to sell or re-pledge the securities to others subject to certain limitations.

8. Receivable from and Payable to Brokers, Dealers and Clearing Broker

Receivable from and payable to brokers, dealers and clearing broker primarily include proceeds from securities sold short including commissions and fees related to securities transactions, net receivables and payables for unsettled transactions, and deposits with the clearing broker. Proceeds related to securities sold, not yet purchased, may be restricted until the securities are purchased.

Amounts receivable from and payable to brokers, dealers and clearing broker at December 31, 2005 consist of the following (in thousands):

	Receivable	Payable
Clearing broker	$ 25,635	$ 8,860
Fees and commissions	214	6,516
	$ 25,849	$ 15,376

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $1.0 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2005, the Company had net capital of approximately $178.6 million, which was approximately $177.6 million in excess of its net capital requirement of $1.0 million.

9. Regulatory Requirements (continued)

Effective April 26, 2004 and pursuant to an exemption under Rule 15c3-3(k) (2) (ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker dealer which carries the accounts, maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

The Company rebates a portion of its commission back to its customers. Under Rule 15c3-1(a)(2)(iv), it is required to maintain a segregated bank account where it issues payments to reimburse its customers. At December 31, 2005, approximately $1.1 million has been segregated in a special account for the exclusive benefit of customers.

Proprietary balances held at the clearing broker ("PAIB assets") are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

10. Commitments and Contingent Liabilities

The Company is subject to numerous litigation and regulatory matters, including securities class action lawsuits and claims related to advice or opinions rendered by the Company concerning strategic transactions. In addition, like most financial institutions, the Company is often the subject of claims made by current and former employees arising out of their employment or termination of employment with the Company. These claims often relate to dissatisfaction with an employee's bonus or separation payment, or involve allegations that the employee was the subject of some form of discrimination or other unlawful employment practice. Although there can be no assurances as to the ultimate outcome of those matters, the Company has established reserves that it believes are adequate at this time. The Company believes that the eventual outcome of the actions against it, including the matters described below, will not in the aggregate, have a material adverse effect on the financial position of the Company. The Company generally has denied, or believes it has meritorious defenses and will deny liability in all significant cases pending against it including the matters described below, and it intends to defend vigorously each such case.

10. Commitments and Contingent Liabilities (continued)

Following are summaries of the Company's most significant pending legal and regulatory matters at December 31, 2005.

In January 2002, the Company learned that Frank Gruttadauria ("Gruttadauria"), a former employee of the Company's retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including SG Cowen. Gruttadauria has been convicted of various federal and state offenses. Following the discovery of Gruttadauria's fraud, numerous former customers commenced or threatened to commence lawsuits and arbitrations against the Company arising out of Gruttadauria's actions. In addition, government and regulatory authorities initiated investigations, and the Company cooperated fully with all of them, resolving in 2003 all known regulatory matters arising out of Gruttadauria's conduct. The Company has also reached settlements with most former customers, and has arbitrated several other customers' claims. There are currently only three pending customer claims against the Company. Separately, the securities brokerage firm that purchased the Company's former retail brokerage business in October 2000 has threatened to bring a lawsuit against the Company in connection with the liabilities, costs and expenses that it has incurred as a result of Gruttadauria's misconduct.

SG Cowen is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. ("L&H"), a former client of SG Cowen.

In one lawsuit pending in federal court in Boston, the Trustee of the Dictaphone Litigation Trust has alleged that SG Cowen had made material misrepresentations to Dictaphone while SG Cowen was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. The district court has granted SG Cowen's motion to dismiss the complaint, which sought approximately $900 million in damages. The plaintiff has filed an appeal of that decision.

In another lawsuit relating to L&H, which is pending in federal court in New Jersey, short-sellers of L&H stock allege that SG Cowen participated in a scheme to artificially inflate L&H's stock price through allegedly false and misleading research reports published by SG Cowen, in violation of federal securities laws and state laws. The Court did not grant SG Cowen's motion to dismiss the complaint. SG Cowen subsequently filed an answer denying liability, and discovery is ongoing.

10. Commitments and Contingent Liabilities (continued)

During the second quarter of 2005, the Company settled a lawsuit that was filed in federal court in Boston by the former owners of Dragon Systems, Inc. Subject to the applicable retention, SG Cowen's insurance carriers paid virtually all of SG Cowen's legal fees and the costs of the settlement with the plaintiffs.

The Company is one of many financial institutions and corporations named as defendants in thirty-three of the 309 putative securities class actions entitled *In re: Initial Public Offering Securities Litigation*, which is pending in federal court in Manhattan and relates to numerous initial public offerings of common stock from approximately 1998 through 2000. The Company underwrote approximately 1.5% of the securities that are relevant to these 309 lawsuits. The various complaints allege that a number of financial institutions that were underwriters of initial public offerings, including the Company, made material misrepresentations and omissions to purchasers of the stock sold in the initial public offerings, and thereby inflated the value of the stock. Specifically, the plaintiffs allege that the defendants failed to disclose, among other things, the purported existence of improper tie-in conflicts of interest relating to research published by the underwriters, all in violation of federal securities laws. Although the Company, together with other defendants, opposed class certification, the district court on October 13, 2004, granted plaintiffs' motion to certify certain "focus" cases (in four of which the Company is a named defendant) as class actions. The Company has appealed that decision to the Second Circuit Court of Appeals. In the meantime, discovery is ongoing in these "focus" cases.

The Company and almost thirty other underwriters are defendants in two separate, but related, antitrust actions alleging that the underwriter defendants conspired to fix IPO underwriting fees at 7%. The two lawsuits, one filed by IPO investors and the other filed by issuers, have been consolidated for pre-trial purposes before the United States District Court for the Southern District of New York. In the case brought by individual shareholders, plaintiffs' damages claims have been dismissed by the district court, but their claims for injunctive relief remain pending. In the related case filed by issuers, where the damages are unspecified, the district court has denied the defendants' motion to dismiss. The plaintiffs have moved for class certification in both actions, and the Company and other defendants have opposed those motions. The plaintiffs have also filed a joint motion for summary judgment on liability. The Company intends to oppose that motion, but the district court has extended the deadline for defendants' opposition papers until 30 days after the rulings on class certification.

10. Commitments and Contingent Liabilities (continued)

The Company is a named defendant in several litigations arising out of the fraud, disclosed in March 2002, committed by members of the Rigas family, which controlled Adelphia Communications, a cable company that filed for bankruptcy in June 2002. As detailed in the pleadings, the Rigas family allegedly looted Adelphia for their personal gain. Among other things, the Rigas family allegedly took advantage of certain loans, or "co-borrowing facilities," which allowed the family to borrow more than $3 billion for their private use for which Adelphia was responsible to repay. The Company, which was a member of the underwriting syndicates (but not a lead manager) and underwrote approximately 1% of the Adelphia securities relevant to the various litigations, is a defendant in four actions arising out of those offerings, among others. These actions, which are all pending before the United States District Court for the Southern District of New York, are generally referred to as the *Adelphia Securities Class Action*, *W.R. Huff Asset Management ("Huff")*, *Appaloosa*, and *Stocke*. The complaints in each of these actions raise a variety of claims arising out of the sale of Adelphia securities, including claims under the federal securities laws. The district court has granted our motion to dismiss in the *Class Action*. The court also has granted in part and denied in part motions to dismiss filed by various defendants, including the Company, in *Huff*, *Appaloosa* and *Stocke*, but has not ruled on other potential bases for dismissal set forth in our motions in these cases. In addition, in August 2005, the district court denied our motion to dismiss based on Huff's lack of standing, and the Company is seeking an interlocutory appeal to the Second Circuit of that ruling. In addition to the cases in which the Company has been named as a defendant, the Company may also face potential liability pursuant to the applicable master agreements among underwriters for any judgments or settlements in three other cases involving the Adelphia securities offerings in which the Company participated.

The Company is also one of more than 400 defendants in two related adversary proceedings filed in the Adelphia Bankruptcy Proceeding pending in the U.S. Bankruptcy Court for the Southern District of New York. These adversary proceedings were filed by the Official Committee of Unsecured Creditors and the Official Committee of Equity Security Holders. Both of these cases raise a variety of common law and federal claims, which are generally similar to the claims asserted in the Adelphia Class Action and other cases described above. On August 30, 2005, the bankruptcy court ruled that the two Committees have standing to prosecute the adversary proceedings, but has not ruled on the various motions to dismiss that are pending, including motions filed by the Company.

10. Commitments and Contingent Liabilities (continued)

In addition, the Company has been named in a number of class actions that arise out of securities offerings in which SG Cowen was either co-manager (but not lead underwriter) or a member of the underwriting syndicate. Those include offerings of equity and/or debt securities of HealthSouth Corporation and Arbinet-thexchange. It is too early at this point to assess the likely outcome of any of those actions.

In addition to the litigation matters described above, the Company is also involved in a number of regulatory inquiries and investigations. The most significant of these include the following:

The Securities and Exchange Commission ("SEC") has conducted an investigation arising out of the proprietary trading activities of Guillaume Pollet, a former proprietary trader in the former equity derivatives division of the Company (which is now part of an affiliate, SG Americas Securities, LLC ("SGAS")), who was terminated by the Company in 2001 for violating firm policy and misleading the firm's management about certain of his trading activity. The trading activity at issue involved private placements in public equity, or so-called "PIPEs". The Company conducted an internal investigation and reported the matter to several regulatory agencies, including the SEC, in December 2001. Pollet pled guilty to insider trading in violation of Section 10(b) of the Securities Exchange Act of 1934, and was sentenced in December 2005 to two months' imprisonment by the United States District Court for the Eastern District of New York. The Company received a Wells Notice in July 2004, and submitted a response in August 2004. Based on subsequent discussions with the Staff of the SEC, management believes that the Company will be able to resolve this investigation in a manner that will not have a material impact on the Company.

Based on information voluntarily disclosed to regulators by the Company, the SEC and NYSE are conducting informal inquiries that appear to be focused principally on certain conduct of a research salesperson who was terminated by the Company in late 2004 following an internal investigation. The employee's discharge resulted after the firm discovered that the employee had sought and obtained access to sensitive information about a company, shared such information with certain of his clients and others, and made investment recommendations to clients in part on the basis of that information. The Company is cooperating fully with this continuing investigation.

10. Commitments and Contingent Liabilities (continued)

The Company has provided various data and information to the NASD in response to its request for information as part of an industry-wide "sweep" relating to firms' gifts, gratuities and entertainment policies, practices and procedures. In addition, the Company has also received a subpoena for documents and information from the SEC, and additional requests for information from the NASD, seeking information concerning, among other things, gifts, gratuities and entertainment and the use of one of the firm's error accounts primarily involving an unaffiliated mutual fund company. The Company is cooperating fully with these continuing investigations.

The Company recently received a request for documents and information from the SEC's Office of Compliance Inspections and Examinations. The request seeks documents and certain financial and other information concerning, among other things, the firm's various trading desks and internal accounts, including error accounts.

The Company has received a request for data and information from the NYSE as part of an industry-wide "sweep" relating to prospectus delivery procedures for new issues. To the extent that customers of the firm did not receive prospectuses as was required by the federal securities laws prior to December 2005, those customers would have a right to rescind their transactions. The Company has provided periodic reports to the NYSE concerning our progress in responding to their request and will continue to cooperate fully with this continuing inquiry.

Leases

The Company's headquarters is located in New York and others offices are located in Boston, San Francisco, Cleveland, Denver and Geneva. Certain office space is leased under operating lease and sub-lease agreements that extend up to 2013. In addition, certain lease agreements are subject to escalation clauses. Under the terms of the Boston office lease, which expires on November 30, 2014, there is a five year extension option which would allow the Company to extend the lease through November 30, 2019. As of December 31, 2005, the Company's annual lease commitments related to these agreements are as follows:

2006	$ 3,766
2007	2,395
2008	2,323
2009	2,332
2010	2,428
Thereafter	9,398
Total	$ 22,642

10. Commitments and Contingent Liabilities (continued)

Guarantees and Indemnifications

The Company has outsourced certain information technology services to Hewlett-Packard Company and Savvis Communications Corporation. The agreements are in place until 2010. As of December 31, 2005, the Company's annual minimum guaranteed payments under these agreements are as follows:

2006	$ 8,110
2007	8,199
2008	8,089
2009	7,900
2010	3,259
Total	$ 35,557

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Required for Guarantees, Including Indirect Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In this regard, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to the counterparty's failure to satisfy its contractual obligations. However these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is considered remote. Accordingly, no contingent liability is carried in the accompanying Statement of Financial Condition for these arrangements.

10. Commitments and Contingent Liabilities (continued)

Guaranteed employee compensation to be paid in 2006 and 2007 is approximately $4.7 million and $2.0 million, respectively.

The Company also provides a performance guarantee for certain clients of its underwriting business that are also clients of the corporate banking business of SG. Under these performance guarantees the Company guarantees a minimum return to SG on lending transactions of certain clients that are referred to SG by the Company.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

The Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Securities sold, not yet purchased are recorded as liabilities in the Statement of Financial Condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded as of December 31, 2005.

The Company uses U.S. Treasury futures and options to economically hedge proprietary trading positions. In addition, the Company occasionally uses options for proprietary trading activities. The futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Options are stated at fair value which is based on current market prices. The fair value of futures contracts and required margin deposits are included in Receivable from brokers, dealers and clearing broker on the Statement of Financial Condition. At December 31, 2005 the Company had no open future contracts. The fair value of option contracts are included in Securities owned, at fair value, on the Statement of Financial Condition and were de minimis at December 31, 2005.

11. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

12. Subsequent Events

During October 2005, SG announced its intention to execute an initial public offering of the businesses currently conducted by the Company. The Company anticipates that a registration statement for that offering will be filed sometime during the first or second quarter of 2006.

On January 10, 2006, the Company and SG entered into an agreement in principle to settle all claims arising out of the Financial Square Partners v. Société Générale, et al., litigation. The settlement with the plaintiffs in this case was within amounts reserved for this matter and is reflected in the Company's Statement of Financial Condition as of December 31, 2005. A formal settlement agreement between the parties is expected to be executed in the first or second quarter of 2006.

On January 24, 2006, the Company reached an agreement in principle to settle the action brought against Twin City for certain monies owed it for liabilities and expenses related to the L&H litigation. The settlement of that action, titled SG Cowen & Co., LLC v. Twin City Fire Insurance Company., includes a payment by Twin City of virtually all of the amounts owed the Company under the policy. This amount totaled approximately $5.3 million as of December 31, 2005 and was reflected as Insurance claims receivable on the Statement of Financial Condition.

On January 13, 2006, the Company entered into an agreement with Hewlett-Packard Company to outsource certain video conferencing technology services. These services will commence in May 2006 and extend through June 2010. Future aggregate minimum payments under the agreement total approximately $1.5 million.

After the close of business on February 17, 2006, the Company changed its name to Cowen & Co., LLC.

SG Cowen & Co., LLC

Statement of Financial Condition

December 31, 2005

Contents

STATEMENT OF FINANCIAL CONDITION

SG Cowen & Co., LLC

December 31, 2005
with Report of Independent Auditors